

July 16, 2012

<u>Via E-mail</u>
Moses Gross
President
WNS Studios, Inc.
3811 13th Avenue
Brooklyn, NY 11218

> **Re: WNS Studios, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed on June 29, 2012**
> **File No. 333-172050**

Dear Mr. Gross:

We have reviewed your responses to the comments in our letter dated June 6, 2012 and have the following additional comments.

<u>Prospectus Summary, page 3</u>

<u>Going Concern Considerations, page 4</u>

1. We note your response to our prior comment 2 and reissue in part. We note your disclosure in this section that you are "neither raising additional funds nor ha[ve] any plans to raise any capital." In the Description of Business on page 19, however, you state that you "plan to promote the scripts to private investors in an effort to raise financing through private placement offerings of debt or equity" and on page 23 you state that you plan to finance your "planned operations through the offering of debt or equity securities to private investors." Please revise for consistency.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21</u>

<u>Overview; Plan of Operation, page 22</u>

<u>Executive Compensation, page 28</u>

2. It does not appear that the summary compensation table includes information for your fiscal year ended April 30, 2012. Please revise accordingly.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: via e-mail
        David Lubin, Esq.
        (516) 887-8250